Filed by Interval Leisure Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Interval Leisure Group, Inc.

Commission File No.: 001-34062

On May 9, 2016, members of the Interval Leisure Group, Inc. (“ILG”) management team spoke during ILG’s first quarter 2016 earnings conference call. A copy of the earnings release was previously filed by ILG on May 9, 2016 in a Current Report on Form 8-K. Some of management’s remarks and questions posed to management during the call related to the pending merger between a wholly owned subsidiary of ILG and Vistana Signature Experiences, Inc., the vacation ownership business of Starwood Hotels & Resorts Worldwide, Inc. Below are those excerpts from the transcript of the conference call that relate to the proposed transaction.

Lily Arteaga — Interval Leisure Group, Inc. — VP Investor Relations

“In connection with the proposed merger between a wholly-owned subsidiary of ILG and Starwood’s vacation ownership business, ILG filed with the SEC a registration statement on Form S-4, containing a proxy statement/prospectus, which we urge you to read along with all other relevant documents filed with the SEC, because they contain important information about the proposed merger.”

Craig Nash — Interval Leisure Group, Inc. — Chairman, President, CEO

“I am pleased to report that we received overwhelming support from our stockholders for the share issuance in connection with the acquisition of Vistana Signature Experiences. Today ILG and Starwood Hotels and Resorts Worldwide announced we have concluded that no withholding tax under FIRPTA is required. Please refer to the joint press release for more information. The teams are working diligently to close by the end of this week.

The acquisition of Vistana is a transformational transaction and by far the most important milestone in the realization of our strategic objectives. The combined company will have a well-balanced portfolio with the scale, global reach, assets, inventory, and sales and marketing infrastructure to support increased growth. We will also have an enhanced financial profile, with a strong balance sheet, substantial free cash flow and significant recurring fee-for-service revenues to drive both the top and bottom lines. I will say more about the acquisition later on the call, but I want to first review our results for the quarter.”

“As we are being entrusted with the exclusive global rights in vacation ownership to three leading upper upscale brands, we look forward to building on our longstanding commitment to quality and culture of customer service.

I will say more about Vistana following Bill’s recap of the numbers.”

Bill Harvey - Interval Leisure Group, Inc. - CFO

“While the closing of the Vistana acquisition is expected by the end of this week, we are reaffirming our fiscal year 2016 guidance for ILG including a full eight months of Vistana.

We continue to expect that consolidated revenue will be between $1.35 and $1.45 billion dollars, including $300 million in pass-throughs and the estimated impact of purchase accounting. We anticipate Adjusted EBITDA will be in the range of $265 to $285 million dollars and adjusted free cash flow to be between $155 and $185 million.

I want to reiterate that adjusted free cash flow for 2016 will be sensitive to the amount and timing of the securitization. The guidance assumes a $350 million dollar securitization in the second half of 2016. The net proceeds are anticipated to fund Vistana’s development activities through the middle of 2017.”

Craig Nash - Interval Leisure Group, Inc. — Chairman, President, CEO

“I want to close by expanding on the Vistana acquisition, particularly as next time we report we will be a very different company. ILG will be significantly larger, but more importantly, we will have a balanced portfolio of complementary businesses, and will control more drivers of our company’s growth. We will have the exclusive global master licenses in vacation ownership for Westin, Sheraton and Hyatt, three leading upper upscale brands in hospitality.

While on this subject, I know there have been questions regarding our rights to Starwood brands and our ability to market to loyalty program members following the Marriott acquisition. First of all, I want to make it clear that upon closing we will have an exclusive global license to the Westin and Sheraton brands in vacation ownership for which we will pay an annual royalty fee of $30 million dollars plus 2% of applicable sales. The initial term of the license agreement will extend for 80 years, and will have two thirty year renewals. For the term of the license agreement, we will have the right to market to Starwood hotel guests and members of the SPG program, as it may be modified.

Given the royalty stream, we believe Marriott will have a meaningful incentive in the success of our Vistana business.  Marriott recently announced that the integration will be complicated and that they don’t anticipate launching a newly combined loyalty program before 2018.  Following their merger with Starwood we will work with Marriott to develop operating procedures to address any changes related to the integration. We have a long history with Marriott dating back over 25 years, including a period between 1997 and 2002 when they were shareholders in our company. We look forward to furthering this relationship and successfully working together to maximize the value of the brands.

Turning back to the merits of the acquisition, as many of you have heard me say, Vistana is the ideal complement to ILG’s portfolio.  Vistana is a formidable asset, with significant growth potential. The company has a portfolio of 22 world-class properties and a strong, 35 year track record. In 2006 Vistana’s originated sales reached $739 million dollars, compared to $323 million in 2014, reflecting Starwood’s strategic decision to retrench during the financial crisis, similar to most industry participants. Following the decision to spin in 2015, sales began to ramp, primarily driven by the Westin Nanea in Maui which commenced sales in the Fall of 2015. For 2016 and beyond, Vistana has a significant growth trajectory with $5.5 billion dollars of embedded sales value of existing and projected inventory in its plan. This will be supported by 20 active sales galleries, including four that recently opened and two additional ones expected to open by 2018. We are confident this unique proprietary branded content will drive attractive development and financing returns, as well as bolster earnings from additional fee-for-service management, club, and exchange revenues.

As part of the acquisition we will receive a portfolio of unsecuritized receivables, totaling $463 million dollars at March 31st, which we expect to begin monetizing later this year. The purchase also includes five hotels, currently managed by Starwood, which will be converted to timeshare resorts over time. The contribution from these hotels is reflected in Vistana’s results, however we believe the potential earnings as vacation ownership resorts will be significantly greater. Furthermore, the recent results of these properties are impacted by the negative contribution from the Westin Los Cabos which has been closed since 2014. That property is currently being rebuilt as a vacation ownership resort and is expected to reopen in early 2017.

Another key benefit of this acquisition is the fact that the combined company will be run by a team that brings together the talents of both ILG management and the terrific group of seasoned executives from Vistana who have been leading the company for many years and are uniquely positioned to execute on Vistana’s plan.

In terms of capital allocation going forward, we intend to execute on our strategic plan and we will refine our priorities in consultation with the board. That said, we expect to maintain our $0.12 quarterly dividend per share, which translates into approximately $63 million dollars in dividends annually. We also have $25 million available under our share repurchase authorization and will begin to consider opportunities to buy back shares, subject to the limitations related to the RMT and our debt agreements. In order to protect the tax-free nature of the spin, for a period of two years from closing, our ability to repurchase shares and to issue shares, other than for ordinary course compensation, may be limited to 10% of the shares of the company outstanding at closing.

We are very excited about our future as we look to the rest of 2016 and beyond. With an even more diverse offering of leading properties and broader geographic reach, ILG will be stronger than ever, both financially and in our ability to thrive in a rapidly evolving industry.  We will have an expansive portfolio of more than 250 managed resorts encompassing over 550,000 owner families, and approximately 10,000 employees.”

Patrick Scholes - SunTrust Robinson Humphrey - Analyst

“Any change, specifically to the Vistana expectations in your $265 million to $285 million EBITDA guidance? I ask because I believe Starwood beat the top end of their Vacation Ownership guidance by a couple million dollars in 1Q.”

Bill Harvey - Interval Leisure Group, Inc. - CFO

“We did not change our guidance for the eight-month period that we would expect to own them, give or take eight months.”

Ian Zaffino - Oppenheimer & Co. - Analyst

“Just on the guidance again, eight months, we have less than eight months of ownership of that for the year. Does that mean we should be taking your eight months and then lopping off a week? Are results a little bit better than expected to make up for that week? What should we read into this?”

Bill Harvey - Interval Leisure Group, Inc. - CFO

“I think — we confirmed the guidance for the whole period, but to the extent we don’t own it for however many days you would lop something off.”

Ian Zaffino - Oppenheimer & Co. - Analyst

“And then as far as the securitization, is there an opportunity to securitize maybe more than the $350 million? And I guess going forward when you talk about synergies, is there an opportunity maybe to loop in some of the Hyatt receivables too, to make it — to be able to securitize that to maybe grow that business a little bit more?”

Bill Harvey - Interval Leisure Group, Inc. - CFO

“Sure. So going forward, but not the first one there is the opportunity to include some of the Hyatt receivables. Your first question I think was on the size, the first one we are looking for as we just said about $350 million. We would anticipate we would be in that $300 million to $350 million range going forward on an annual basis.”

Chris Agnew - MKM Partners - Analyst

“I want to ask what are the benefits — if that’s all — does Vacation Ownership business bring to your exchange network? And have you seen any to date through HVO? And then, maybe an additional one along the same lines, does Vistana bring any additional benefits that you see to your exchange network?”

Craig Nash - Interval Leisure Group, Inc. — Chairman, President, CEO

“So, we did talk about the HVO inventory was a driver, getaway transactions and volume in the quarter, and so that has definitely been a synergy. When we close the Vistana transaction, about 25% of our corporate members will now be part of our own business. So, you will — we definitely look forward to the ability to get synergies through inventory, both continued from HVO and, obviously, a lot larger number coming from the Vistana properties because they are a much larger business.

Chris Agnew - MKM Partners - Analyst

“Got you.”

Craig Nash - Interval Leisure Group, Inc. — Chairman, President, CEO

“The other part of it, obviously, the branded inventory in our system, the Interval network, is highly sought after by members as well as developers. And we believe that having this high-quality branded inventory in the overall system does help the Interval network from a standpoint of having this high-demand inventory. So it does bolster the overall network.”

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including statements as to the expected timing, completion and effects of the proposed transaction involving the spin-off of Vistana Signature Experiences, Inc. (“Vistana”), a wholly-owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), from Starwood (the “Spin-Off”) and subsequent merger of Vistana with a wholly owned subsidiary of Interval Leisure Group, Inc. (the “Company” and such merger, the “Merger”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed Merger, management’s current expectations and assumptions about future events, including the consummation of the proposed Merger, future financial performance, the combined company’s plans, objectives, expectations, intentions, business prospects and strategy, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of the Company, Vistana and Starwood and are subject to significant risks and uncertainties outside of the Company’s and Starwood’s control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement in respect of the Merger, (2) risks that any of the closing conditions to the proposed Merger, including the Spin-Off, may not be satisfied in a timely manner, and (3) failure to realize the benefits expected from the proposed Merger.  Discussions of additional risks and uncertainties are contained in the Company’s, Starwood’s and Vistana’s filings with the U.S. Securities and Exchange Commission (the “SEC”).  None of the Company, Starwood or Vistana is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

In connection with the proposed Merger, the Company filed a registration statement on Form S-4 (File No. 333-208567) (as amended, the “Registration Statement”), containing a proxy statement/prospectus with the SEC.  The Registration Statement was declared effective by the SEC on March 17, 2016, and the Company mailed the proxy statement/prospectus to its stockholders beginning on or around March 21, 2016.  STOCKHOLDERS OF THE COMPANY AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders can obtain copies of the proxy statement/prospectus as well as other filings containing information about the Company, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by the Company are available free of charge on the Company’s investor relations website.  Copies of documents filed with the SEC by Starwood are available free of charge on Starwood’s investor relations website.